Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

August 7, 2009

VIA EDGAR

Mr. Jorge Bonilla
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Chimera Investment Corporation
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
File No. 001-33796

Dear Mr. Bonilla:

On behalf of Chimera Investment Corporation, set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated July 21, 2009 with respect to our Form 10-K for the fiscal year ended December 31, 2008.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1A. Risk Factors

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which could harm our earnings, page 31

1.
We read your response to comment one and note that it appears your determination of the significant of your guarantee liability on the whole loan sales was based upon a requirement that the originator repurchase any loan which incurred an early payment default.  In the event that the originator is unable to fulfill their obligation, please describe the impact on your guarantee.  In this regard, tell us how you considered the requirements of paragraph 13 of FIN 45.  Additionally expand your discussion to address how these repurchase obligations impact accounting for a securitization transaction as a sale under SFAS 140.

Response

In the event the originator of loans purchased by the Company is unable to fulfill its obligation to repurchase loans deemed to be in early payment default, the Company may be obligated to repurchase those loans.  The potential impact of this obligation to the Company to date has been limited to the two occasions when it made whole mortgage loan sales to third parties but not where the loans were being simultaneously securitized.  In each of these transactions the Company’s early payment default repurchase obligation expired 90 days subsequent to the sale date without the Company being obligated to repurchase any assets.  If any assets were required to be repurchased and the originator was unable to meet its obligation to the Company, the Company’s exposure would have been equal to the repurchase price agreed to among the parties.  We do not believe this sort of a repurchase obligation qualifies for disclosure pursuant to FIN 45.

The Company does not have a repurchase obligation with respect to loans it has securitized.  Under the Company’s two securitizations, pursuant to the assignment, assumption, and recognition agreement between the Company, the originator, and the depositor, the Company assigned to the depositor the mortgage loans and its rights under the agreement pursuant to which it acquired the mortgage loans.  The depositor in turn deposited the mortgage loans into the securitization vehicle pursuant to a sale and servicing agreement.  As a result, the repurchase obligations were that of the depositor, not the Company.  As there were no continuing obligations with regard to the transferred assets, the Company did not record any continuing obligations under 11(b) of SFAS 140.  Pursuant to paragraph 11 of SFAS 140, if the Company had a continuing obligation to repurchase loans transferred to the securitization vehicle, a liability would have been recorded.

Item 6. Selected Financial Data

Taxable Income per Share, page 44

2.
We considered your responses to comments two and three and it appears that the adjustment for realized loss on sale of investments includes realized losses on termination of interest rate swaps.  Please confirm and clarify your disclosure in future filings.

Response

The realized loss on sale of investments presented in the taxable income per share calculation includes the realized loss incurred on the early termination of the interest rate swaps agreements entered into by the Company.  Future disclosures of Taxable Income per Share will separately enumerate each adjusting line item as it appears within the Consolidated Statements of Operations and Comprehensive Income.

Item 15.  Exhibits, Financial Statement Schedules

3.
Refer to Exhibit 10.9 on the Exhibit Index, which is a Master Repurchase Agreement, dated January 31, 2008, between you, DB Structured Products, Inc., and Deutsche Bank Securities Inc.  We note that Schedules 1 and 2, as well as Exhibits A-J do not appear in the agreement as filed with your Form 10-Q for the quarter ended September 30, 2008.  Please note that Item 601(b)(10) does not permit the omission of information that is attached to a material contract.  Please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report.  and Notes

Response

The Company and the other parties to this agreement terminated the agreement on July 29, 2008 and the Company filed a Form 8-K announcing the termination on July 31, 2008.  As a result, the agreement is no longer material to the Company and the Company does not believe that it should file the omitted schedules and exhibits as filing would be confusing to investors at this time.  In the future, the Company will not omit any information that is attached to a material contract unless it obtains confidential treatment from the Commission.

*         *         *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Form 10-Q, and its Proxy Statement;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letters dated July 21, 2009 and May 26, 2009 to my attention at adenahan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ A. Alexandra Denahan
A. Alexandra Denahan
Chief Financial Officer

cc:    R. Nicholas Singh, Esq.
Fixed Income Discount Advisory Company

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